SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             Dated October 30, 2003



                   IMI International Medical Innovations Inc.

                         Commission File Number 1-31360

                              300-4211 Yonge Street
                            Toronto, Ontario M2P 2A9
                                     CANADA
                    (Address of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                                Form 20-F  X     Form 40-F
                                          ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.




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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes      No  X
                                       ---     ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                   IMI International Medical Innovations Inc.
                                    Form 6-K

     On October 30, 2003, the Registrant publicly disseminated a press release announcing that the IMI LungAlertTM Test will be Added to an International Lung Cancer Screening Study. The information contained in the press release is incorporated herein by reference and filed as Exhibit 99 hereto.





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 IMI International Medical Innovations Inc.


                                 By:  /s/ Ronald G. Hosking
                                      ------------------------------------------
                                      Ronald G. Hosking
                                      Vice President and Chief Financial Officer



 Date: October 30, 2003




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                                  EXHIBIT INDEX



Exhibit
Number                   Description
---------                ---------------

  99                     The Registrant's Press Release
                         Dated October 30, 2003

                                                                      Exhibit 99

Press release

                         IMI LUNGALERT(TM) TEST ADDED TO
                    INTERNATIONAL LUNG CANCER SCREENING STUDY

TORONTO (October 30, 2003) - Predictive medicine company IMI International Medical Innovations Inc. (TSX:IMI, Amex:IME) announced today that its LungAlert(TM) test for detection of early-stage lung cancer has been added to a major international study on lung cancer screening. IMI signed an agreement to join the Toronto site of the International Early Lung Cancer Action Program (I-ELCAP), currently underway at sites around the world, and sponsored by the National Cancer Institute and several medical imaging companies.

LungAlert is a non-invasive test for lung cancer that detects a cancer-associated sugar in a sample of sputum. Patients cough sputum into a cup and a sample of the sputum is placed on a LungAlert slide and treated with a series of chemicals. The resulting color change is read with a spectrophotometer to provide a numeric LungAlert value.

LungAlert will be integrated into a substudy at the lead Canadian I-ELCAP site, Princess Margaret Hospital/University Health Network in Toronto. Led by principal investigator Dr. Heidi Roberts, Associate Professor of Radiology at the Department of Medical Imaging, 1,000 high-risk patients will each undergo low-dose computed tomography (CT scan) twice - once at baseline and once at one-year follow-up. At both time points patients will also be tested with LungAlert. Data from the study will help determine the ability of LungAlert to detect cancers among a high-risk population of smokers, and will also provide data on the relationship between LungAlert values and the stage and location of cancer.

"This will be the largest study undertaken with LungAlert to date," said Dr. Brent Norton, IMI President and CEO. "Its ease of use and low cost mean the test is well-suited to screening use, and studies like I-ELCAP can provide the essential scientific foundation for its use. Working with leading institutions like those involved in this study is vital to building awareness and acceptance for a new approach to screening."

Earlier studies with LungAlert have shown that it detects early-stage cancers at a time when they can often be cured. The most recent data was presented in July at the American Association for Cancer Research annual meeting, and showed that LungAlert detected 65 per cent of all cancers in a population that included smokers and people with benign lung diseases.

Lung cancer is the most-common cancer in the world and leading cancer killer, responsible for 173,000 deaths in North America in 2002. More than 80 per cent of all lung cancers occur in current or former smokers, of whom there are roughly one billion worldwide. There are currently no low-cost screening tests available for lung cancer.

"Joining the I-ELCAP is consistent with our strategy of leveraging partnerships to participate in major studies. IMI will help fund the LungAlert substudy, but at a level far less than what it would have cost to undertake a trial of this scope on our own," said Dr. Norton.

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The company's lead product is the world's first non-invasive cholesterol test system. IMI is also developing a suite of screening tests for cancer, including ColorectAlert(TM) for colorectal cancer, LungAlert(TM) for lung cancer, and a new test for early-stage breast cancer. For further information, please visit the company's web site at www.imimedical.com.

This release contains forward-looking statements that reflect the company's current expectation regarding future events. The forward-looking statements involve risk and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company's quarterly, annual and other public filings.

                                     - 30 -

For more information contact:
Andrew Weir
Director, Communications
(416) 222-3449
aweir@imimedical.com